Exhibit 99.1

MEDIA STATEMENT

Final (17h00 on 6 October)

Peter Gray, CEO of Randgold & Exploration Company Limited has issued the following update to shareholders:

1)	Publication of the Annual Accounts:
a)	KPMG has been requested to complete a full audit of the accounts for the financial year ended 31 December 2004, including the work already done by the previous auditors, Charles Orbach & Company.
b)	Publication of the Annual Report is now targeted for end-November 2005. Shareholders will be notified should this date change.
c)	The Annual Report will include a review of R&E’s direct and indirect shareholding in Randgold Resources Limited (RRL) and all relevant transactions.
2)	Further reviews
a)

The Board will appoint a forensic auditor to assess the transactions relating to R&E’s direct and indirect shareholding in RRL and any scrip lending transactions; as well as any other issues identified by KPMG and the directors.

3)	The General Meeting:
a)	At the request of shareholders, a General Meeting of shareholders will be convened on 11 November 2005.
b)	A formal notice convening the General Meeting will be published and posted to shareholders on or about 10 October 2005.
4)	The impact of the death of Mr Brett Kebble:
a)	It is not anticipated that the restructuring of the Board or the publication of the audited accounts will be further delayed by the tragic death of Mr Kebble.
b)	The restructuring of the Board continues, with the appointment of additional non-executive directors to follow in due course.
c)

Mr Kebble had indicated his willingness to assist the auditors and management with any questions relating to transactions supervised by him during his tenure as CEO. At this stage it does not, however, appear that his death will have a material impact on the audit process or the timetable for communicating with shareholders.

5)	A commitment to transparency and accuracy:
a)

The Board appreciates the concerns of shareholders and their right to receive accurate, complete and timely information about the affairs of the company. It wishes to re-emphasise that its inability to comment in detail at the present time should not be construed as a desire to withhold information from shareholders, but rather as a consequence of the strenuous efforts being made to ensure the accuracy of information to be conveyed to shareholders.

b)	The Board is committed to publishing a full account of the events relating to the affairs of R&E when such information has been independently verified.
c)	In addition to the foregoing, the company will issue updates on SENS in respect of the affairs of the company.

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding the Company’s financial reporting, business, operations, economic performance, financial condition and trading markets within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes, without limitation, those statements concerning the Company’s ability to complete its audited financial statements for the year ended December 31, 2004, the time period for completing its audit and the impact of the changes to the Company’s preliminary results and its investments, including with respect to RRL, to be reflected in the audited financial statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the ability of the Company and its new auditors to complete the audit and the outcome of any such audit of the Company’s annual financial statements as of and for the year ended December 31, 2004, the willingness and ability of the Company’s auditors to issue any opinions, the ability of the Company to implement improved systems to correct its late reporting, JSE Limited’s willingness to lift its suspension of the trading of the Company’s securities on that exchange, the ability to obtain the necessary information with respect to its investments, subsidiaries and associated entities, changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Statement released on behalf of Randgold & Exploration Company Limited by Brian Gibson
(011 880 1510 or 083 253 5988)

6 October 2005

Johannesburg